

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   December 29, 2015

Via E-mail
Kent Rodriguez
Chief Executive Officer
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415

>   **Re: AFS Holdings, Inc.**
>   **Amendment No. 1 Registration Statement on Form S-1**
>   **Filed December 17, 2015**
>   **File No. 333-207587**

Dear Mr. Rodriguez:

    We have reviewed your response letter and the above-referenced filing, and have the
following comments.

General

1.   We note your revised disclosure in response to comments 9 and 19 in our letter dated
      December 7, 2015. As it is material for prospective investors to know the specifics of the
      technology underlying your license agreement, please file an amended license agreement
      that includes the chemical makeup of your technology as an exhibit to the agreement. If
      you wish to request confidential treatment for any portion of the agreement, please refer
      to Staff Legal Bulletin No. 1 (CF) and its Addendum.

2.   We note the following disclosure from Note 12 of Avalon Oil and Gas, Inc.'s most recent
      Form 10-Q (filed November 23, 2015):
      • "On December 1, 2014, the Company entered into an exclusive license agreement for
        anti-corrosion technology from Ronald Knight in exchange for three hundred
        thousand (300,000) shares of our common stock;"
      • "We did not have any revenue for the period from December 1, 2014 through
        September 30, 2015;" and
      • "On June 1, 2015, the Company entered into a technology license agreement with
        AFS Holdings, Inc. related to the anti-corrosion technology mentioned in the
        paragraph above."

      Additionally, we note that Avalon's stock traded for $0.09 per share on December 1,
      2014, which implies that Avalon paid $27,000 for the license agreement.
      In your next amendment, please disclose the following:
      • You purchased a license agreement from Avalon for more than eleven times what
        Avalon had paid for it only six months prior;

- Avalon was unable to generate revenue from the license agreement during these six months; and
- Avalon purchased this license agreement from Ronald Knight. Additionally, describe how Ronald Knight acquired the license, and if he invented the technology underlying the agreement, please disclose his scientific credentials.

3.   We note that on December 3, 2015 Avalon Oil & Gas issued a press release via GlobeNewswire announcing that it had "formed Avalon 2015 -1, L.P., a Delaware Limited Partnership with Drax Holdings, N.A., ("Drax"), a Canadian Corporation." We are unable to locate any information confirming that Drax Holdings, N.A. is a valid corporate entity organized under the laws of Canada. Please submit any necessary documentation that will allow us to evaluate the status of Drax. In the registration statement, please disclose that Avalon, a related party, controls 100% of the outstanding Series A Preferred Stock in the following sections:
- Dividends payable to Series A Preferred Stock (page 5);
- Common stock (page 30);
- Stock Transactions (page 34);
- Conflicts of Interest (page 39);
- Preferred Stock ownership table (page 42); and
- Note 6 – Preferred Stock (page F-10).

Prospectus Summary, page 1

4.   We note your revised disclosure in response to comment 8 in our letter dated December 7, 2015. Please disclose here that you will use proceeds from the offering to pay for your licensing agreement. Additionally, if true, please disclose that if you raise less than $300,000, all proceeds you receive from this offering will be used to pay for the licensing agreement.

Use of Proceeds, page 14

5.   We note your revised disclosure in response to comment 16 in our letter dated December 7, 2015. Please disclose what you will do if you raise less than $500,000 in this offering.

Plan of Operation; Timeline, page 24

6.   We note your revised disclosure in response to comment 20 in our letter dated December 7, 2015. Please remove disclosure that you will sell these kits for $250 each.

Government Approval, page 24

7.   We note your disclosure on page 22 that you intend to begin working with "PCA authorities to test" your technology. Please disclose the role that the PCA has in regulating your potential product. Additionally, as it appears that the PCA you are referring to is the Minnesota Pollution Control Agency, please disclose whether you will

have to get the approval of the pollution control agency—or equivalent state environmental agency—of every state you intend to sell your product in.

Conflict of Interest, page 39

8.   We note your revised disclosure in response to comment 32 in our letter dated December 7, 2015. Please discuss the conflict of interested related to the license agreement here.

Executive Compensation, page 39

9.   We note that Jill Allison is listed in the Outstanding Equity Awards Table but not in the Summary Compensation Table. Please advise.

Security Ownership of Certain Beneficial Owners and Management, page 41

10.   We note that the mathematical calculations in your supplemental response to comment 31 in our letter dated December 7, 2015 are incorrect. Please revise to disclose that each director owns 1% of the common shares before the offering and 0.4% of the common shares after the offering.

        You may contact Tracey Houser, Staff Accountant at 202-551-3736 or Terrence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: Via E-mail
        Kenneth Bart, Esq.
        Bart and Associates LLC